FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_
____________

AstraZeneca PLC

INDEX TO EXHIBITS

1	.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 1 April 2003.

2	.	Press release entitled “AstraZeneca submits Regulatory Applications for Nexium® in the first of four indications for the management of Nsaid* -Associated GI Side Effects” dated 1 April 2003.

3	.	Press release entitled “New Study demonstrates the potential of ExantaTM (ximelagatran) for Prevention of Stroke in Atrial Fibrillation” dated 2 April 2003.

4	.	Press release entitled “Disclosure of Interest in Voting Shares in Public Companies” dated 22 April 2003.

5	.	Press release entitled “AstraZeneca PLC: Håkan Mogren to become Non-Executive Director” dated 30 April 2003.

6	.	Press release entitled “AstraZeneca PLC: Annual General Meeting: 30 April 2003” dated 30 April 2003.

7	.	Press release entitled “AstraZeneca PLC: First Quarter Results 2003 – Front Half” dated 30 April 2003.

8	.	Press release entitled “AstraZeneca PLC: First Quarter Results 2003 – Back Half” dated 30 April 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	12 May 2003	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 31 March 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2158 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,713,635,544.

G H R Musker
Company Secretary
1 April 2003

Item 2

ASTRAZENECA SUBMITS REGULATORY APPLICATIONS FOR NEXIUM®

IN THE FIRST OF FOUR INDICATIONS FOR THE MANAGEMENT OF

NSAID*-ASSOCIATED GI SIDE EFFECTS

AstraZeneca today announced the submission of a regulatory application to the United States Food and Drug Administration (FDA) for the first of four indications within the NSAID-associated gastrointestinal (GI) side effect programme for NEXIUM®. This first indication is for the use of NEXIUM® for the treatment of upper GI symptoms in patients taking NSAIDs. Applications for the indication are also currently being filed in Europe and Canada.

The file for the treatment of acute NSAID-associated symptoms is supported by two clinical trials, which show that NEXIUM® provides effective control of NSAID-associated upper GI symptoms and improves quality of life in ulcer-free patients. Abstracts for both studies have been submitted to the annual congress of Digestive Disease Week (DDW), in May, 2003, in Orlando and will be presented as oral presentations.

The other three indications within the NSAID-associated GI side effect programme will be filed next year (2004), namely:

  Prevention of NSAID-associated symptoms
  Healing of NSAID-associated ulcers
  Prevention of NSAID-associated ulcers in patients at risk

These new indications for NSAID-associated conditions are key elements in the life cycle management plan for NEXIUM®, as they will bring the benefits of the product to a significant, new population of patients. It is estimated that approximately 30 million people worldwide take NSAIDs daily, which are accountable for 20-25 per cent of all reported adverse events in the UK and US. In 2002, NEXIUM® had sales of $1,978m worldwide.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $17.8 billion and leading positions in sales of gastrointestinal, oncology, anaesthesia (including pain management), cardiovascular, central nervous system (CNS) and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global and European) as well as the FTSE4Good Index.

1 April 2003

For further enquires please contact:

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Åsa Pehrsson, Global PR Manager GI, AstraZeneca
Tel: +46 (0) 31 706 55 20, email: Asa.C.Pehrsson@astrazeneca.com

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Note to News Editors:

* Non-steroidal anti-inflammatory drugs (NSAIDs) are widely used to treat pain and inflammation associated with diseases such as arthritis. Their use is associated with gastro-intestinal side effects such as peptic and duodenal ulceration.

- Ends -

Item 3

NEW STUDY DEMONSTRATES THE POTENTIAL OF EXANTATM
(ximelagatran) FOR PREVENTION OF STROKE IN ATRIAL FIBRILLATION

AstraZeneca today announced results from the first phase III stroke prevention data for ExantaTM (ximelagatran), the first of a new class of oral direct thrombin inhibitors (Oral DTI), presented at the 52nd Scientific Session of the American College of Cardiology (ACC), Chicago. The results show that fixed dose twice daily 36mg oral Exanta compares favourably with dose -adjusted warfarin in preventing stroke and systemic embolic events (SEE) in patients with atrial fibrillation (AF), meeting the study’s primary efficacy endpoint.

SPORTIF III*, a multi-national, randomised, open-label, parallel-group study with blinded event assessment, was designed as a non-inferiority** study to compare oral Exanta with the current standard treatment, dose -adjusted warfarin. While the study was not aimed at demonstrating superiority, the incidence of stroke and SEE seen for Exanta compared with a well-controlled warfarin treatment (average study INR 2.5) was numerically lower (40 Exanta vs 56 warfarin) in the whole population (ITT - including those who stopped treatment). Furthermore, a statistically significant relative risk reduction (RRR) of 41% (p=0.018) was demonstrated for Exanta compared with well-controlled warfarin in patients who remained on treatment for the duration of the study (OT population).

These promising efficacy results need to be considered alongside the safety profile for Exanta emerging from this study and from other ongoing clinical trials, which will define its overall benefit-risk profile. In SPORTIF III, the incidence of liver enzyme (ALT) elevations was 6.5% for Exanta and mostly occurred within the first six months of treatment. These elevations were associated with no specific clinical symptoms and decreased with treatment continuation or discontinuation. With regard to bleeding and recognising that Exanta was used in a fixed dose regimen without coagulation monitoring, the combined rate of major and minor bleeding events was found to be significantly lower for Exanta than warfarin (475 vs 554 events; p=0.007) and there was no significant difference in all cause mortality between the Exanta and warfarin groups.

“Today’s results confirm the potential of Exanta in stroke prevention for AF patients and highlight the important practical advantages that this unique first-in-class treatment holds over the traditional, standard treatment,” says Dr. Hamish Cameron,

Vice President, Head of Exanta, AstraZeneca. “These data, together with the results of SPORTIF V and other important studies, will form the basis for the FDA and EU submissions for Exanta in this indication, which are on track for the fourth quarter this year.”

SPORTIF is the largest clinical study programme ever undertaken in the prevention of stroke in atrial fibrillation. The SPORTIF III study will be complemented later this year by the North American SPORTIF V study, which only differs to SPORTIF III in that it is a double-blind study.

Exanta is currently under review in Europe for the prevention of venous thromboembolism (VTE) following elective hip or knee replacement surgery and will be submitted for regulatory approval in the US for the same indication in Q4 2003. A regulatory submission for the treatment of VTE is also scheduled to be submitted in Europe in the fourth quarter of this year, following the outcome of studies in this indication.

Stroke is the third leading cause of death in adults worldwide, with five million fatal events per year. Atrial fibrillation has been found to increase the risk of stroke fivefold, yet less than half of eligible patients receive effective treatment. This unmet need may be attributed to the limitations of the current standard treatment, warfarin, which requires regular coagulation monitoring, dose titration and has several food and druginteractions. The current worldwide market for antithrombotics is $9.6 billion.

Exanta is the first of a new class of oral anticoagulants called oral DTIs. The drug is currently under phase III investigation and is the first oral anticoagulant to reach late clinical development in more than 50 years – since the development of warfarin.

Exanta is a trademark of the AstraZeneca group of companies.

2 April 2003

Media Inquiries:

Steve Brown, +44 (0) 207 304 5033
Emily Denney, +44 (0) 207 304 5034

Investor Inquiries:

Mina Blair-Robinson, +44 (0) 207 304 5084
Jonathan Hunt, +44 (0) 207 304 5087

Editors’ Notes:

*SPORTIF : Stroke Prevention by ORal Thrombin Inhibitor in atrial Fibrillation.

SPORTIF III involves 3407 patients from 259 centres in 23 countries across Europe, Australia and Asia. 36mg fixed dose oral Exanta twice daily was compared with dose -adjusted warfarin (INR 2.0-3.0) once daily. Patients in the study had Non-valvular atrial fibrillation (AF) and at least one additional risk factor for stroke, which included: previous cerebral ischaemic attack; previous systemic embolism; hypertension; left ventricular dysfunction; age ≥ 75 years; age ≥ 65 years and coronary artery disease; age ≥ 65 years and diabetes mellitus. Patients were treated for an average of 17 months in SPORTIF III.

The rationale for ‘non-inferiority’ studies:

As many highly effective treatments are now available in various therapeutic areas, placebo -controlled trials are often now considered unethical. Therefore, the concept of non-inferiority testing is now increasingly common where objective of these studies is to demonstrate that a treatment is ‘not inferior to’ or 'as effective as' a gold standard treatment. This can then enable treatments to be differentiated in terms of their respective additional advantages to the patient and physician, such as predictability and convenience.

Abstracts will be available online at www.acc.org and once these data have been presented media materials will be available on www.astrazenecapressoffice.com

- Ends -

ITEM 4

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 22 APRIL 2003 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 16 APRIL 2003 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD INCREASED TO 205,903,068 SHARES (12.01 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 204,812,653 SHARES (11.92 PER CENT OF THE ORDINARY CAPITAL THEN IN ISSUE).

G H R MUSKER
COMPANY SECRETARY
22 APRIL 2003

Item 5

AstraZeneca PLC: Håkan Mogren to become Non-Executive Director

AstraZeneca PLC announced today that Dr Håkan Mogren, currently Executive Deputy Chairman, will cease to be an Executive Director of the Company on 31 August 2003. With effect from that date, he will become Non-Executive Deputy Chairman.

Dr Mogren, 58, was the Chief Executive Officer of Astra AB between 1988 and 1999. On the merger with Zeneca Group PLC in April 1999, Dr Mogren became Executive Deputy Chairman of the merged group.

Graeme Musker
Company Secretary
30 April 2003

Item 6

ASTRAZENECA PLC

ANNUAL GENERAL MEETING: 30 APRIL 2003

AstraZeneca PLC announced the results of the polls taken at its Annual General Meeting today in respect of Items 5(e), 9 and 10 on the Agenda, as follows:

Item 5(e): Ordinary Resolution to re-elect Sir Peter Bonfield as a Director:

VOTES FOR:           830,994,339 (95.57%)

VOTES AGAINST:    38,475,456 (4.43%)

This Resolution was passed as an Ordinary Resolution at the AGM.

Percy Barnevik, Chairman of AstraZeneca PLC, said “My Board colleagues and I are delighted that Sir Peter Bonfield has been re-elected as a Director with such overwhelming support following the poll held at today’s Annual General Meeting. Sir Peter is making a key contribution to AstraZeneca in his role both as the senior Non-Executive Director and also as Chairman of the Remuneration Committee.”

Item 9: Special Resolution to authorise the Directors to allot unissued shares:

VOTES FOR:            813,215,344 (95.90%)

VOTES AGAINST:     34,776,305 (4.10%)

This Resolution was passed as a Special Resolution at the AGM.

Item 10: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:           890,748,684 (99.86%)

VOTES AGAINST:    1,261,770 (0.14%)

This Resolution was passed as a Special Resolution at the AGM.

Under the Company’s Articles of Association, voting on all Special Resolutions is conducted by poll.

G H R Musker
Company Secretary
30 April 2003

Item 7

AstraZeneca PLC
First Quarter Results 2003

“Earnings per Share $0.54. Targets for the year maintained.”

Financial Highlights (before Exceptional Items)

Group (Continuing operations)	1st Quarter 2003 $m	1st Quarter 2002 $m	Reported %	Constant Currency %
Sales	4,735	4,346	+9	+4

Operating Profit	1,272	1,297	-2	-3

Profit before Tax	1,293	1,318	-2	-3

Earnings per Share Group	$0.54	$0.55	-2	-3

Group (Statutory FRS3)	$0.54	$0.55

All narrative in this section refers to growth rates at constant exchange rates (CER)

  Sales increased by 4 percent. Excluding Losec™/Prilosec™ sales grew by 23 percent, benefiting from wholesaler stocking in the US.

  Operating profits were down by 3 percent, affected by $141 million lower other operating income compared with the first quarter 2002, which included proceeds from the sale of Sular marketing rights.

  Costs in R&D and SG&A combined increased by 4 percent in CER terms.

  Earnings per Share of $0.54 were down 3 percent.

  Nexium™ sales were $835 million. Share of total prescriptions in the US market increased to 21.4 percent in March.

  Sales of Crestor™ in the quarter were $3 million, following successful launches in Canada in mid-February, and in the Netherlands and the UK in March.

  Iressa™ sales were $19 million in the first quarter. Iressa™ submission in Europe for the treatment of non-small cell lung cancer was announced on 11 February. Target date for completion of US FDA regulatory review is 5 May.

  Symbicort™ sales were $122 million in the first quarter. Successful completion of Mutual Recognition Procedure in Europe for use in chronic obstructive pulmonary disease (COPD) was announced 10 February.

Tom McKillop, Chief Executive, said: "The transformation of our product portfolio is proceeding as anticipated, with strong demand for the growth and recently launched products balancing the expected declines due to patent expiries. With this sales performance and the planned programme of product launches we are well placed to achieve the financial targets for the year we communicated in January."

London, 30 April 2003

Media Enquiries:	Steve Brown/Emily Denney (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage (Wilmington)	(302) 886 4065
	Jörgen Winroth (New York)	(212) 581 8720

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Sales in the first quarter increased by 4 percent. Operating profit decreased by 3 percent. Earnings per Share were down by 3 percent to $0.54. The weaker US dollar increased the reported sales growth rate by 5 percent. Nearly all the currency benefit on reported sales was offset by the adverse currency impact on operating costs, with the overall result that reported operating profits and earnings per share benefited by just 1 percent from currency movements.

Other operating income for the first quarter 2003 ($15 million) was significantly lower than the first quarter 2002 ($156 million) which included proceeds from the sale of Sular marketing rights to First Horizon. Costs in R&D and SG&A combined increased by 4 percent in CER terms.

Sales growth in the first quarter was 4 percent in the US and 5 percent in the rest of the world. As expected, sales in the US reflected significant generic competition for Prilosec™, Zestril™, and Nolvadex™. In aggregate, sales of these three products were $669 million lower than the first quarter 2002. This was more than offset by a continued strong performance in the rest of the portfolio, with sales up 55 percent. The company estimates that underlying demand for these products grew by around 35 percent. The balance of the growth is attributable to favourable effects from wholesaler stock movements in the US market in this quarter compared to the first quarter 2002, which also benefited from stock building. At the end of the first quarter 2003, the company estimates that trade inventories are some $400 million higher than normal (and some $200 million higher than at the end of the first quarter 2002). This inventory should be worked off in the normal course of business over the next two quarters, with no adverse effect on our estimates for revenue for the year as a whole. The products chiefly affected include Nexium™, Seroquel™, Toprol-XL™ and Atacand™.

Nexium™ sales were up 136 percent on strong prescription demand and wholesaler stock building in the US. Prilosec™ sales in the US were $287 million in the first quarter, a decline of 60 percent, broadly in line with the trend in prescriptions. Generic omeprazole market share has been holding steady at around 60 percent of total prescriptions for the omeprazole molecule in recent weeks.

Sales of Cardiovascular products were down just 3 percent, despite the significant decline in Zestril™, as good prescription growth in the US continues for Toprol-XL™ (up 31 percent) and Atacand™ (up 19 percent). The first sales for Crestor™ were recorded in the quarter ($3 million), with the mid-February launch in Canada followed by the first European launches in the Netherlands and in the UK.

Oncology product sales grew by 6 percent, as growth in Casodex™, Arimidex™, Faslodex™ and Iressa™ more than offset generic erosion on Nolvadex™. Iressa™ sales of $19 million in the quarter were affected by label changes and some market adjustment following the rapid up-take in the fourth quarter 2002. The regulatory submission in the EU for Iressa™ in the treatment of locally advanced or metastatic non-small cell lung cancer was announced 11 February. The target date for completion of the review by the US FDA is May 5. Faslodex™ sales were $22 million in the quarter, and the file for second-line treatment of advanced breast cancer was submitted in the EU in February.

Other product development highlights in the quarter included regulatory submissions in the US and Europe for the use of Seroquel™ for the treatment of manic episodes associated with bipolar disorder, and for the use of Nexium™ for the treatment of upper GI symptoms in patients taking non-steroidal anti-inflammatory drugs (NSAIDs).

Future Prospects All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

After adjusting for wholesaler buying patterns, the underlying sales revenue for the quarter was in line with the company’s expectations, with expected declines due to patent expiries balanced by strong demand in the growth and recently launched products. Therefore the company has not changed its targets for the full year, and continues to anticipate earnings per share in the range of $1.50 to $1.65 per share.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, the successful registration and launch of new products (in particular Crestor™, Iressa™, and Exanta™), continued growth of currently marketed products, the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the effective tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2002 annual report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER).

Gastrointestinal

	First Quarter		CER %

	2003	2002

Losec™/Prilosec™	692	1,192	-45
Nexium™	835	347	+136

Total	1,545	1,552	-3

  Nexium™ sales in the US increased by 135 percent to $669 million. Total prescriptions in the first quarter were up 68 percent over last year, with wholesaler stock building responsible for much of the balance. Market share of total PPI prescriptions in the US continues to grow, reaching 21.4 percent in March. Total prescriptions for the PPI class were up 14 percent versus the first quarter 2002.

  Sales of Nexium™ in markets outside the US were up 142 percent to $166 million.

  Regulatory submissions for the use of Nexium™ in the treatment of upper GI symptoms in patients taking NSAIDs were announced on 1 April.

  Sales of Losec™/Prilosec™ declined by 45 percent, with Prilosec™ sales in the US down by 60 percent as a result of competition from generic omeprazole. Prilosec™ share of total omeprazole prescriptions was around 40 percent in March, consistent with restricted supply of generic product.

  Sales of Losec™ outside the US declined by 22 percent as a result of generic competition as well as in response to the continued strong growth of Nexium™. Sales of Losec™ in Japan, however, grew by 62 percent.
Cardiovascular

	First Quarter		CER %

	2003	2002

Zestril™	108	277	-64
Atacand™	206	149	+31
Seloken™ / Toprol-XL™	368	231	+56
Plendil™	110	106	-1

Total	969	946	-3

  Sales of Zestril™ in the US were $20 million in the quarter (down 89 percent) as generic lisinopril now accounts for over 90 percent of dispensed prescriptions.

  Sales of Atacand™ grew by 44 percent in the US, whereas total prescriptions in the US were up 19 percent versus the first quarter 2002. Since US sales in the first quarter 2002 also benefited from wholesaler stocking, this indicates a high level of trade inventories at the end of March. Sales of Atacand™ outside the US increased by 20 percent.

  Toprol-XL™ prescriptions in the US increased by 31 percent compared to the first quarter 2002, well above the 8 percent growth for the beta blocker class as a whole. Reported sales growth of 76 percent on a strong first quarter last year also means wholesaler stocks are well above normal levels.

AstraZeneca PLC

  Crestor™ was successfully launched in Canada on 19 February, followed by the Netherlands and the UK in March. Sales were $3 million. The company is encouraged by the early launch experience in these markets. In Canada, for example, after 8 weeks Crestor has achieved an estimated new prescription market share of 23.5 percent within the private payer statin market which represents about 40 percent of the total Canadian market, the remainder requiring government sector formulary acceptances. The company strongly advises caution when interpreting such early prescription tracking data and, in particular, counsels against extrapolating to other markets.
Respiratory

	First Quarter		CER %

	2003	2002

Pulmicort™	251	227	+6
Accolate™	31	32	-3
Rhinocort™	90	63	+40
Oxis™	31	31	-10
Symbicort™	122	54	+102

Total	563	442	+20

  Symbicort™ continues to gain market share in the fast-growing fixed combination segment of the asthma market, with market share in Europe having grown to around 24 percent. Successful completion of the Mutual Recognition Procedure in Europe for the use of Symbicort™ in COPD was announced 10 February.

  Prescriptions for Pulmicort™ Respules™ in the US were up 34 percent versus the first quarter last year, whilst reported sales increased by 56 percent.

  In the US, Rhinocort Aqua™ share of prescriptions for intranasal steroids grew to 14 percent in March, fuelling a growth in total prescriptions of 37 percent. Reported sales increased by 113 percent, indicating above normal levels of stocking.

  Accolate™ sales were up 5 percent in the US, whilst prescriptions were down by 19 percent. Wholesaler inventories were high at the beginning of the first quarter of 2003 and remain so as a result of further speculative purchases.
Oncology

	First Quarter		CER %

	2003	2002

Casodex™	189	123	+44
Arimidex™	93	65	+35
Nolvadex™	61	140	-57
Iressa™	19	-	n/m
Faslodex™	22	-	n/m
Zoladex™	193	187	-2

Total	581	520	+6

  Expanded usage of Casodex™ 150 mg tablets in the treatment of early prostate cancer has contributed to the 26 percent increase in sales for markets outside the US, to $129 million in the quarter. The 100 percent increase in US sales is compared to the destocking which occurred in the first quarter of 2002; stock levels at the end of the first quarter this year are close to normal. Underlying demand for Casodex™ in the US is broadly unchanged.

AstraZeneca PLC

  Expansion of labelled claims into the adjuvant treatment for early breast cancer is driving sales growth for Arimidex™ throughout the world. Sales outside the US increased by 41 percent. In the US, total prescriptions were up 64 percent over last year’s first quarter. Reported sales growth of 27 percent reflects inventory movements.

  Market exclusivity for Nolvadex™ in the US expired in February, followed by the launch of several generic products. US sales declined by 71 percent.

  Sales of Faslodex™ in the US reached $22 million in the quarter, and reflect steady progression in utilisation since launch last May.

  Sales of Iressa™ were $19 million. Sales built quite rapidly in the fourth quarter 2002 following launch in Japan, and some reduction from this level was likely as pent-up demand was cleared. However, lower sales this quarter also reflect the labelling revisions implemented in response to post-marketing reports of interstitial lung disease (ILD).

  The regulatory submission in Europe for the use of Iressa™ for the treatment of locally advanced or metastatic non-small cell lung cancer was made in February. The target date for the US FDA to complete its review of Iressa™ is 5 May, according to the Prescription Drug User Fee Act (PDUFA) guidelines.
CNS

	First Quarter		CER %

	2003	2002

Seroquel™	444	329	+33
Zomig™	108	92	+13

Total	560	428	+28

  In markets outside the US Seroquel™ sales grew by 79 percent, including strong growth in Japan.

  In the US, total prescriptions for Seroquel™ were up 36 percent versus the first quarter 2002. Market share for Seroquel™ has grown despite the launch of new entrants, reaching 18.4 percent in March. Sales for Seroquel™ in the US increased by 26 percent. Wholesaler stock building has occurred this year and in the first quarter 2002; trade inventories are above normal at quarter’s end.

  Regulatory files were submitted in the EU and the US for the use of Seroquel™ in the treatment of mania associated with bipolar disorder.

  Sales of Zomig™ were up by 17 percent in the US and by 6 percent in the rest of the world. US sales exceeded underlying prescription demand both in this quarter and the first quarter last year.
Pain, Infection and Other Pharma

	First Quarter		CER %

	2003	2002

Merrem™	74	67	+10
Diprivan™	136	111	+19
Local anaesthetics	101	96	-1

Total	377	342	+5

  Sales of Diprivan™ in the US were 53 percent higher than the first quarter last year, as a result of a combination of market growth and significant wholesaler stock building in anticipation of price changes.

AstraZeneca PLC

Geographic Sales

	First Quarter		CER %

	2003	2002

US	2,470	2,383	+4
Europe	1,555	1,387	-2
Japan	243	172	+32
RoW	467	404	+19

  Apart from wholesaler stock movements, underlying demand in the US featured strong growth in Nexium™, Toprol-XL™, and Seroquel™, which partially offset sales lost to generic competition.

  Sales in Europe were off 2 percent. Good volume growth in France and Italy was offset by price reductions in Italy and generic competition in the UK. Nexium™, Symbicort™, Seroquel™, Casodex™ and Atacand™ were the key growth products.

  The Oncology product range (up 35 percent) as well as Seroquel™ and Losec™ paced the sales increase in Japan.

AstraZeneca PLC

Operating Review

Sales grew by 4 percent. Operating profit declined by 3 percent. The operating margin decline of 2.9 percentage points is almost entirely explained by the absence of disposal gains, which in the first quarter of 2002 included a gain on the sale of Sular marketing rights for the US. Without this gain, operating margin for the first quarter of 2002 would have been 26.8 percent of sales, and operating profit would have increased by 8 percent this quarter.

The other elements of operating margin showed a net improvement of 0.4 percentage points, as small increases in R&D and SG&A as a percent of sales (0.5 and 0.3 points respectively) were more than offset by improvements in gross margin. Gross margin increased by 1.2 points to 76 percent of sales through mix benefits as well as lower proportional payments to Merck.

The weaker US dollar increased sales by 5 percent and operating profits by 1 percent, accounting for around 0.7 percentage points of the margin decline. Currency for the year is expected to have a broadly neutral effect on profits.

In recent years the first quarter results have been marked by speculative wholesaler purchases ahead of anticipated price increases. At the end of the first quarter 2003 it was estimated that wholesaler inventories were some $400 million above normal, compared to $200 million at the end of the first quarter 2002. The products principally affected in 2003 were Nexium™, Seroquel™, Toprol-XL™ and Atacand™. It is expected that these excess inventories will unwind over the next two quarters with no overall impact on sales for the year.

Interest

Interest income was $21 million in the quarter, with higher overall cash balances compensating for lower yield on investments.

Taxation

The effective tax rate for the first quarter 2003 was 27.5 percent compared with 27.0 percent for the same period in 2002.

Cash Flow

Cash generated from operating activities after exceptional items amounted to $1.2 billion for the first quarter, compared with $1.9 billion for the same quarter 2002. Much of this variance arises from a timing difference in payments made to Merck (the first quarter 2002 benefited from the absence of such payment) and receivables arising from the strong first quarter sales. In the first quarter 2003 capital expenditures were $0.3 billion, taxation paid was $0.2 billion, and share repurchases were $0.1 billion, resulting in an increase in net cash funds of just under $0.5 billion. Net cash funds at the end of the quarter amounted to $4.3 billion ($3.8 billion in fourth quarter 2002).

Share Repurchase Programme

During the quarter, 4.04 million ordinary shares were re-purchased (nominal value $0.25 each) for cancellation at a total cost of $129 million.

Since the commencement of the programme, 70.6 million shares have been repurchased for cancellation at a total cost of $2,968 million. The total number of shares in issue (as at 31 March 2003) is 1,715 million. Approximately $1.0 billion remains available under the previously announced share repurchase programme.

AstraZeneca PLC

Upcoming Milestones and Key Events

24 July	Announcement of second quarter and half year results
2 October	Annual Business Review
23 October	Announcement of third quarter and nine months results

Tom McKillop
Chief Executive

Item 8

Consolidated Profit & Loss Account

For the quarter ended 31 March	2003	2002
	$m	$m

Sales	4,735	4,346

Cost of sales	(1,135)	(1,094)

Distribution costs	(35)	(30)

Research and development	(782)	(697)

Selling, general and administrative expenses	(1,526)	(1,384)

Other operating income	15	156

Operating profit	1,272	1,297

Net interest and dividend income	21	21

Profit on ordinary activities before taxation	1,293	1,318

Taxation	(356)	(356)

Profit on ordinary activities after taxation	937	962

Attributable to minorities	(5)	(4)

Net profit for the period	932	958

Earnings per Ordinary Share before exceptional items	$0.54	$0.55

Earnings per Ordinary Share	$0.54	$0.55

Diluted earnings per Ordinary Share	$0.54	$0.55

Weighted average number of Ordinary Shares in issue (millions)	1,717	1,745

Diluted average number of Ordinary Shares in issue (millions)	1,718	1,747

Consolidated Balance Sheet

At 31 March	2003	2002
	$m	$m

Fixed assets	9,566	8,205

Current assets	12,929	11,754

Total assets	22,495	19,959

Creditors due within one year	(8,146)	(7,220)

Net current assets	4,783	4,534

Total assets less current liabilities	14,349	12,739

Creditors due after more than one year	(363)	(788)

Provisions for liabilities and charges	(1,832)	(1,473)

Net assets	12,154	10,478

Capital and reserves

Shareholders’ funds and minority interests	12,154	10,478

Consolidated Cash Flow Statement

For the quarter ended 31 March	2003	2002
	$m	$m

Cash flow from operating activities

Operating profit	1,272	1,297

Depreciation and amortisation	272	227

(Increase)/decrease in working capital and other non-cash movements	(370)	409

Net cash inflow from operating activities before exceptional items	1,174	1,933

Outflow related to exceptional items	(12)	(28)

Net cash inflow from operating activities	1,162	1,905

Returns on investments and servicing of finance	(9)	(6)

Tax paid	(252)	(54)

Capital expenditure and financial investment	(330)	(285)

Net cash inflow before management of liquid resources and financing	571	1,560

Net purchase of shares	(129)	(133)

Exchange and other movements	13	(2)

Increase in net cash funds in the period	455	1,425

Net cash funds at beginning of period	3,844	2,867

Net cash funds at end of period	4,299	4,292

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The results for the quarter ended 31 March 2003 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s 2002 Annual Report and Form 20-F.

These interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

As part of AstraZeneca’s objective to align with best accounting practice, cash discounts arising from prompt payments of invoices were reclassified from cost of sales to sales for the year ended 31 December 2002. Comparatives were reclassified and additional detail at product and territorial level are available on the AstraZeneca website. Both sales and cost of sales were reduced by $75m in the first quarter 2002. Neither profits nor net assets were affected.

2	TERRITORIAL SALES ANALYSIS
			% Growth
	1st Quarter	1st Quarter
	2003	2002		Constant
	$m	$m	Actual	Currency

US	2,470	2,383	4	4

Canada	156	129	21	19

North America	2,626	2,512	5	5

France	329	263	25	9

UK	144	178	(19)	(27)

Germany	183	164	12	(3)

Italy	208	172	21	5

Sweden	79	64	23	3

Europe others	612	546	12	(2)

Total Europe	1,555	1,387	12	(2)

Japan	243	172	41	32

Rest of World	311	275	13	18

Total	4,735	4,346	9	4

3 PRODUCT SALES ANALYSIS

		World			US

	1st	1st		Constant	1st
	Quarter	Quarter	Actual	Currency	Quarter	Actual
	2003	2002	Growth	Growth	2003	Growth
	$m	$m	%	%	$m	%

Gastrointestinal:
Losec	692	1,192	(42)	(45)	287	(60)
Nexium	835	347	141	136	669	135
Others	18	13	38	30	8	100

Total Gastrointestinal	1,545	1,552	-	(3)	964	(5)

Cardiovascular:
Zestril	108	277	(61)	(64)	20	(89)
Seloken	368	231	59	56	285	76
Atacand	206	149	38	31	102	44
Plendil	110	106	4	(1)	39	(9)
Tenormin	84	94	(11)	(14)	13	(41)
Crestor	3	-	n/m	n/m	-	-
Others	90	89	1	(9)	4	(33)

Total Cardiovascular	969	946	2	(3)	463	(4)

Respiratory:
Pulmicort	251	227	11	6	133	27
Rhinocort	90	63	43	40	68	58
Symbicort	122	54	126	102	-	-
Accolate	31	32	(3)	(3)	23	5
Oxis	31	31	-	(10)	-	-
Others	38	35	9	-	-	-

Total Respiratory	563	442	27	20	224	32

Oncology:
Zoladex	193	187	3	(2)	42	(9)
Casodex	189	123	54	44	60	100
Nolvadex	61	140	(56)	(57)	31	(71)
Arimidex	93	65	43	35	33	27
Iressa	19	-	n/m	n/m	-	-
Faslodex	22	-	n/m	n/m	22	n/m
Others	4	5	(20)	(20)	-	-

Total Oncology	581	520	12	6	188	(10)

CNS:
Seroquel	444	329	35	33	360	26
Zomig	108	92	17	13	69	17
Others	8	7	14	14	2	-

Total CNS	560	428	31	28	431	24

Pain, Infection and Other Pharma:
Diprivan	136	111	23	19	81	53
Merrem	74	67	10	10	13	(13)
Local anaesthetics	101	96	5	(1)	20	(9)
Other Pharma Products	66	68	(3)	(13)	17	(6)

Total Pain, Infection and Other
Pharma	377	342	10	5	131	21

Salick Health Care	65	54	20	20	65	20
Astra Tech	44	34	29	8	3	50
Marlow Foods	31	28	11	-	1	-

Total	4,735	4,346	9	4	2,470	4

n/m not meaningful

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	30 April 2003

Announcement of half year results	24 July 2003

Annual Business Review	2 October 2003

Announcement of third quarter and nine month results	23 October 2003

DIVIDENDS

The record date for the second interim dividend payable on 7 April 2003 (in the UK, Sweden and the US) was 21 February 2003. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 19 February 2003. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced end of July and paid in October.

Second interim	Announced in January and paid in April.

TRADEMARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office	Depositary for ADRs	Registered Office	Swedish Securities Register Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	ADR Service Center	London	PO Box 7822
The Causeway	PO Box 43013	W1K 1LN	S-103 97 Stockholm
Worthing	Providence, RI 02940-3013		Sweden
West Sussex
BN99 6DA
Tel: (0870) 600 3956	Tel: (781) 575 4328	Tel: (020) 7304 5000	Tel: (8) 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.